
SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH, D.C.
196


12060575

SECU... ...SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **O'Neil Securities Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles	California	90066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake — **310-448-6800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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AFFIRMATION

We, William J. O'Neil and Don H. Drake, affirm that , to the best of our Knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of O'Neil Securities Incorporated, as of December 31, 2011, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any interest in any account classified as that of a customer.

In addition, we affirm that the accompanying financial statement and supplementary schedules of O'Neil Securities Incorporated as of December 31, 2011 will be made available to all members or allied members of the organization..

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and affirmed before me on this 29th day of February, 2012, by William J. O'Neil and Don H. Drake, prove to me on the basis of satisfactory evidence to be the persons who appeared before me.

Notary Public


RICHARD C. BRAND II
Commission # 1923876
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

O'Neil Securities, Incorporated

Report on Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2011

O'Neil Securities, Incorporated
December 31, 2011



Report of Independent Auditors

To the Stockholder and Board of Directors of
O'Neil Securities, Incorporated

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of O'Neil Securities, Incorporated, (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 29, 2012

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

O'Neil Securities, Incorporated
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 735,553
Receivable from clearing broker	299,288
Short-term investments	366,038
Receivable from affiliates	32,270
Fixed assets, net	11,000
Other assets	28,000
Total assets	$ 1,472,149
Liabilities and Stockholder's Equity	
Liabilities	
Accrued compensation and benefits	$ 367,529
Accrued expenses and payables	159,213
Total liabilities	526,742
Commitments and contingencies (Note 5)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding	$ 129,420
Additional Paid in Capital	1,000,000
Retained Deficit	(184,013)
Total stockholder's equity	945,407
Total liabilities and stockholder's equity	$ 1,472,149

The accompanying notes are an integral part of these financial statements.